Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-268948

Redwood Private Real Estate Debt Fund

Supplement dated August 20, 2026 to the
Prospectus and Statement of Additional Information (“SAI”),
each dated April 30, 2026, as supplemented to date

IMPORTANT NOTICE REGARDING CHANGE TO INVESTMENT POLICY

The Fund’s Board of Trustees (the “Board”) has approved changes to the Fund’s 80% investment policy:

Current Policy:    The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in private U.S. commercial real estate-related debt investments. For this purpose, commercial real estate-related debt investments include U.S.-based (i.e., backed by real estate based in one of the fifty U.S. states): (i) real estate mortgages, (ii) participation notes of real estate mortgages, (iii) mezzanine debt, and (iv) lines of credit for commercial real estate-related investments and real estate-related investment entities, such as REITs. These investments may include but are not limited to senior mortgage loans, second lien mortgages, also known as junior or sub-ordinated debt, mezzanine loans, and participation interests in such mortgages or debt.

Revised Policy:    The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, (plus the amount of any borrowings for investment purposes), in private commercial real estate-related debt investments (“Private Real Estate Debt Investments”) (the “80% Policy”). For purposes of the 80% Policy, Private Real Estate Debt Investments may include, but are not limited to: (i) real estate mortgages, (ii) participation notes of real estate mortgages, (iii) mezzanine debt, (iv) lines of credit for commercial real estate-related investments and real estate-related investment entities, such as REITs, and (v) senior mortgage loans, second lien mortgages, also known as junior or sub-ordinated debt, mezzanine loans, and participation interests in such mortgages or debt.

Notice Regarding Change and Repurchase Offer.    The Fund is providing shareholders with this notice at least 60 days prior to a repurchase offer (the “Offer”) that will allow shareholders who do not wish to remain invested in the Fund following the above-described policy change, to have their shares repurchased at net asset value.

Terms of the Offer:

•        Offer Period: October 20, 2026 to November 10, 2026

•        Price: Shares will be repurchased at the Fund’s net asset value per share determined as of November 10, 2026.

•        Procedures: Shareholders wishing to participate in the Offer should refer to the Quarterly Share Repurchase Offer Notice, dated October 20, 2026, for additional details.

•        Withdrawal Rights: Shareholders may withdraw or modify their tenders at any time prior to November 10, 2026.

In the event the Offer is oversubscribed, the Fund will not implement the change to its 80% investment policy without obtaining shareholder approval in accordance with Rule 35d-1(f) under the Investment Company Act of 1940, as amended. Otherwise, the above-described changes to the 80% investment policy will be implemented as soon as practicable after the close of the Offer Period.

Please keep this Supplement for future reference.